Exhibit (a)(5)(E)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CORAL SPRINGS POLICE PENSION FUND, Individually and on behalf of all others similarly situated,	)	Civil Action No. ______________
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Plaintiff,	)
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vs.	)
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COX RADIO, INC., COX ENTERPRISES, INC., JAMES C. KENNEDY, JUANITA P. BARANCO, G. DENNIS BERRY, NICK W. EVANS, JR., JIMMY W. HAYES, PAUL M. HUGHES, MARC W. MORGAN, ROBERT F. NEIL, and NICHOLAS D. TRIGONY,	)
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Defendants.	)
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VERIFIED CLASS ACTION COMPLAINT

Plaintiff Coral Springs Police Pension Fund (“Plaintiff”) alleges upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Cox Radio, Inc. (“Cox Radio” or the “Company”) against the Company, certain officers and/or directors of Cox Radio, and other persons and entities (collectively, the “Defendants”) involved in a proposed transaction to cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction”).

2. This action seeks equitable relief relating to the Proposed Transaction, which is the proposed acquisition of the outstanding common stock of the Company by Cox Enterprises, Inc. (“CEI”), a diversified multimedia, communications and automotive services corporation.

3. On March 23, 2009, CEI announced that it would commence a tender offer for the acquisition of Cox Radio. Under the terms of the Proposed Transaction, CEI will acquire all of the outstanding publicly-held minority shares of Cox Radio common stock not currently held by CEI for $3.80 per share.

4. CEI currently owns an approximate 78% equity interest in Cox Radio and has approximately a 97% voting interest. If upon expiration of the Proposed Transaction CEI owns 90% of Cox Radio’s equity, the Company would become a wholly-owned subsidiary of CEI. CEI seeks to acquire the remaining Cox Radio publicly held shares on unfair terms and without regard to the best interests of the Company’s public shareholders or the intrinsic value of Cox Radio’s stock.

5. The consideration offered in the Proposed Transaction was immediately criticized by analysts and investors alike. Analysts commented that “the tender offer is unjustifiably too low,” that the offer “should be closer to where they’ve been buying back stock over the last three-and-a-half years,” and that the price target for the Company was at least $5.00 per share.

6. If the Proposed Transaction is consummated, CEI and Company insiders would enrich themselves by acquiring the public shareholders’ interest in the Company without paying a fair and adequate price, thereby irreparably harming Plaintiff and the other Cox Radio shareholders not affiliated with CEI.

7. As described below, both the price contemplated in the Proposed Transaction and the process by which CEI proposes to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. The Proposed Transaction and Defendants’ acts constitute a breach of Defendants’ fiduciary duties owed to Cox Radio’s public shareholders, and a violation of applicable legal standards governing Defendants’ conduct.

8. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from approving the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

THE PARTIES

9. Plaintiff currently holds 50,510 shares of common stock of Cox Radio and has held such shares since prior to the wrongs complained of herein.

10. Cox Radio, a Delaware corporation with its principal place of business at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, is a radio broadcasting company that engages in the acquisition, development, and operation of radio stations in the United States. Cox Radio’s common stock is traded on the New York Stock Exchange under the symbol “CXR.” As of January 31, 2009, Cox Radio had over 80 million shares of common stock outstanding, consisting of over 21.4 million shares of Class A Common Stock and over 58.7 million shares of Class B Common Stock. The Company is a subsidiary of Cox Media Group, Inc (“Cox Media”).

11. Defendant CEI is a leading communications, media and automotive services company. CEI currently owns approximately a 78% equity interest in Cox Radio and has approximately a 97% voting interest in the Company. Several of Cox Radio’s directors are either directors or serve as executives of CEI, as detailed below.

12. Defendant James C. Kennedy (“Kennedy”) Kennedy has served as a director of Cox Radio since July 1996, and became Chairman of the Board of Directors in January 2002. Kennedy has served as Chairman of the Board of Directors and Chief Executive Officer of CEI since January 1988, and prior to that time was CEI’s President and Chief Operating Officer.

13. Defendant Juanita P. Baranco (“Baranco”) has served as a director of Cox Radio since December 2003. Baranco is also Executive Vice President and Chief Operating Officer of The Baranco Automotive Group, where she has been a principal for more than twenty years.

14. Defendant G. Dennis Berry (“Berry”) has served as a director of Cox Radio since January 2002 and has served as Vice Chairman of CEI since December 2005. Previously, he served as President and Chief Operating Officer of CEI beginning in October 2000, and was President and Chief Executive Officer of Manheim Auctions, Inc., a subsidiary of CEI, from 1995 through October 2000.

15. Defendant Nick W. Evans, Jr. (“Evans”) has served as a director of Cox Radio since May 2007.

16. Defendant Jimmy W. Hayes (“Hayes”) has served as a director of Cox Radio since December 2005. Hayes has served as President and Chief Operating Officer of CEI since January 2006, and served as Executive Vice President of CEI from July 2005 through December 2005. Previously, Hayes was Executive Vice President, Finance and Chief Financial Officer of Cox Communications, Inc. from July 1999 through July 2005. Prior to that, he served in several executive and financial management positions with CEI and Cox Communications beginning in 1980. Defendant Hayes also serves as a director of CEI.

17. Defendant Paul M. Hughes (“Hughes”) has served as a director of Cox Radio since December 1996.

18. Defendant Marc. W. Morgan (“Morgan”) has served as a director of Cox Radio since August 1999 and as Executive Vice President and Chief Operating Officer since February 2003. Prior to that, Defendant Morgan served as Vice President and Co-Chief Operating Officer since July 1999, and as Senior Group Vice President of Cox Radio from May 1997 to June 1999. Previously, Morgan was Senior Vice President of Cox Radio from July 1996 to May 1997.

19. Defendant Robert F. Neil (“Neil”) has served as a director and as President and Chief Executive Officer of Cox Radio since July 1996, and was Executive Vice President—Radio of Cox Broadcasting from June 1992 to 1996. Neil joined Cox Broadcasting in November 1986.

20. Defendant Nicholas D. Trigony (“Trigony”) has served as a director of Cox Radio since July 1996, and was Chairman of the Board of Directors from December 1996 through December 2000. Defendant Trigony served as President of Cox Broadcasting from March 1990 until his retirement in December 2000. Trigony joined Cox Broadcasting in September 1986 as Executive Vice President—Radio and was Executive Vice President—Broadcast from April 1989 to March 1990.

21. Defendants Kennedy, Baranco, Berry, Evans, Hayes, Hughes, Morgan, Neil, and Trigony are sometimes referred to herein as the “Individual Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS AND CEI

22. By virtue of their positions as directors and/or officers of the Company, and/or as the Company’s majority stockholder, the Individual Defendants and CEI owed and owe Plaintiff and the Company’s other public shareholders fiduciary obligations of due care and loyalty and were and are required to: (a) act in furtherance of the best interests of Plaintiff and the Class as shareholders of Cox Radio; (b) maximize value on a sale of the Company; and (c) refrain from abusing their positions of control.

23. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of Cox Radio, are obligated to refrain from:

a. participating in any transaction where the directors’ or officers’ loyalties are divided;

b. participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

c. unjustly enriching themselves at the expense or to the detriment of the public shareholders; and

d. taking any action that may adversely affect the value provided to the corporation’s shareholders.

24. The Individual Defendants, separately and together, in connection with the certain approval of the Proposed Transaction, have breached and will continue to breach the fiduciary duties they owe to Plaintiff and the other public shareholders of Cox Radio, including their duties of loyalty, good faith and care as more particularly set forth below.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of Cox Radio common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. As of January 31, 2009, Cox Radio had over 80 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

28. Questions of law and fact exist that are common to the Class, including, among others:

a. whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to plaintiff and the Class given that they are beholden to CEI;

b. whether the Individual Defendants have engaged and continue to engage in a scheme to benefit CEI at the expense of Cox Radio shareholders in violation of their fiduciary duties;

c. whether the Individual Defendants are acting in furtherance of their own self interest and the interest of CEI to the detriment of the Class;

d. whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

e. whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

Background

32. Cox Radio, a radio broadcasting company, engages in the acquisition, development, and operation of radio stations in the United States. As of December 31, 2008, the Company owned, operated, and provided sales and other services to 86 radio stations, including 71 FM and 15 AM stations. Cox Radio was founded in 1934 and is based in Atlanta, Georgia. The Company is a subsidiary of Cox Media.

33. CEI is a leading communications, media and automotive services company. With revenues exceeding $15 billion and more than 77,000 employees, the Company’s major operating subsidiaries include Cox Communications, Inc. (cable television distribution, telephone, high-speed Internet access, commercial telecommunications, advertising solutions and the Travel Channel); Manheim, Inc. (vehicle auctions, repair and certification services and web-based technology products); Cox Media Group, Inc. (television stations, digital media, newspapers, advertising sales rep firms and majority-owned, publicly-traded Cox Radio, Inc.); and AutoTrader.com (online automotive classifieds and related publications). Additionally, CEI’s Internet operations include Kudzu.com and Adify Corporation, a unit of Cox TMI, Inc.

The Proposed Transaction

34. On March 23, 2009, CEI announced that it had commenced a tender offer for a transaction that would result in the privatization of Cox Radio. Pursuant to the terms of the Proposed Transaction, CEI proposes to acquire all of the outstanding shares of Cox Radio’s common stock that are not currently owned by CEI at a price of $3.80 per share, which represents a 15% premium over the Company’s closing price on March 20, 2009 of $3.30 per share and a 21.8% premium over the ten-day volume weighted average closing price.

35. CEI currently owns approximately a 78% equity interest in Cox Radio and has approximately a 97% voting interest. If upon expiration of the tender offer CEI owns 90% of Cox Radio’s equity, the Company would become a wholly-owned subsidiary of CEI. CEI stated that its sole interest is in acquiring the shares of Cox Radio held by the minority shareholders and it has no interest in a disposition of its controlling interest in Cox Radio. CEI has retained the services of Citigroup to serve as its financial advisor and dealer manager for the Proposed Transaction.

36. The Proposed Transaction is scheduled to expire on April 17, 2009 and is conditional upon a majority of the minority shareholders (those who are not executive officers, directors or affiliates of CEI, Cox Radio or Cox Media) tendering their shares. If upon expiration of the Proposed Transaction, the shares owned by CEI when combined with tendered shares are at least 90% of the outstanding Cox Radio shares, CEI will implement a short-form merger at the same per share price paid in the Proposed Transaction, assuming the other conditions to the tender offer are met or waived.

37. Also on March 23, 2009, Cox Radio announced that it expects that the Company’s Board of Directors will appoint a Special Committee of independent directors to review and consider the Proposed Transaction and make a formal statement to Cox Radio shareholders within ten business days.

38. In connection with the announcement of the Proposed Transaction, Defendant Hayes stated the following:

[CEI] is committed to operating media businesses, and as a private company can take a long-term perspective, which is especially valuable in the current economic environment. Given how these economic challenges are affecting the radio industry, we believe that private ownership offers advantages that will assist Cox Radio in attaining its business objectives and managing its capital structure. We have confidence in the long-term potential of Cox Radio and its management team. This transaction will allow us to further invest in a quality asset we know well and to best ensure Cox Radio maintains its best-in-class operations.

[CEI’s] tender offer provides Cox Radio’s shareholders with an excellent opportunity to obtain liquidity at a premium to the current share price. In addition, because we are fully financing the transaction and structuring it as a tender offer, we anticipate that shareholders will benefit from an expeditious process and quick receipt of payment.

39. By virtue of its majority ownership of Cox Radio, as well as the fact that several of Cox Radio’s directors are also directors and/or executives of CEI, CEI effectively controls Cox Radio, and under the circumstances, neither the Cox Radio Board nor a Special Committee of the Company’s board can be expected to effectively and adequately protect the interests of the public shareholders of Cox Radio.

The Inadequate Premium Offered in the Proposed Transaction

40. CEI implied in its press release announcing the Proposed Transaction that the $3.80 price per share tender offer represented a generous premium for Cox Radio’s outstanding shares.

41. However, the recent historical averages for Cox Radio’s stock price show that CEI’s offer is far from an adequate premium for the Company’s outstanding common shares, and that the intrinsic value of the Company’s stock is significantly greater than CEI’s $3.80 tender offer. Cox Radio’s five-year average stock price is $13.80 per share, the three-year average is $12.25 per share, the 52-week average is $8.73 per share, and the book value of the Company as of December 31, 2008 was $8.04 per share, as demonstrated in the following stock price charts:

Cox Radio Five-Year Stock Price Chart: Average Price of $13.80 Per Share

Cox Radio 52-Week Stock Price Chart: Average Price of $8.73 Per Share

42. As the charts above demonstrate, CEI’s tender offer is designed to capitalize on the recent drop in Cox Radio’s stock price by instituting the Proposed Transaction at a price that undervalues the Company and is fundamentally unfair to the public shareholders of Cox Radio common stock. The Proposed Transaction is patently opportunistic in that the tender offer was made at a time when recent market weakness created a small window for CEI’s paltry offer to be perceived as adequate to the short-sighted and/or uninformed.

43. Moreover, Cox Radio facilitated three share repurchase programs as of September 30, 2008 through which the Company may repurchase shares of its Class A common stock in the open market or through privately negotiated transaction.

44. Specifically, in a press release dated November 5, 2008, Cox Radio announced the following:

During the third quarter of 2008, we repurchased 4.4 million shares of Class A common stock for an aggregate purchase price of approximately $46.5 million, including commissions and fees. As of September 30, 2008, we had purchased a total of approximately 20.6 million shares under all of our repurchase programs for an aggregate purchase price of approximately $256.5 million, including commissions and fees, at an average price of $12.44 per share. Approximately $43.5 million remained authorized for additional repurchases as of September 30, 2008.

45. In a press release dated March 4, 2009, Cox Radio again commented on the specifics of its stock repurchase program:

During the fourth quarter of 2008, we repurchased 0.8 million shares of Class A common stock for an aggregate purchase price of approximately $4.9 million, including commissions and fees. As of December 31, 2008, we had purchased a total of approximately 21.4 million shares under all of our repurchase programs for an aggregate purchase price of approximately $261.4 million, including commissions and fees, at an average price of $12.22 per share. Approximately $38.6 million remained authorized for additional repurchases as of December 31, 2008.

46. Thus, as recently as last summer, the Company paid an average of $10.57 per share for its common stock—a premium of 178% above the current tender offer. At the end of 2008, the Company paid approximately $6.12 per share for its common stock—a premium of 61% above the current tender offer consideration. Thus, the inadequate consideration offered in the Proposed Transaction is further underscored when viewed against the backdrop of the Company’s historical stock price and the values paid in Cox Radio’s stock repurchase plans:

47. Presumably, Cox Radio acquired these shares and increased its investment because, like most investors, it believed that it was acquiring these shares at prices below the true value of the Company.

Analyst and Investor Opinions on the Inadequate Consideration Offered

48. Other investors and analysts agree that Cox Radio is significantly undervalued at its recent trading levels. In fact, upon the announcement of the Proposed Transaction, a considerable number of investors and analysts indicated that CEI’s tender offer at a 15% premium for Cox Radio’s shares represented an insufficient valuation for the Company and suggested that the sale price per share for Cox Radio should be increased.

49. For instance, Matt Reams, a portfolio manager at Buckhead Capital Management LLC, stated that “the tender offer is unjustifiably too low” and “should be closer to where they’ve been buying back stock over the last three-and-a-half years.”

50. Gabelli & Company, Inc., a boutique investment bank that specializes in the media industry, released a research report on March 24, 2009 by analyst Barry Lucas in which he assigns a value of $5.00 per share to Cox Radio. The Gabelli & Company report was based upon a conservative multiple of estimated 2009 results.

51. Other recent analyst reports agreed that Cox Radio’s stock price target and valuation range is much higher than the consideration offered in the Proposed Transaction. Marci Ryvicker, an analyst with Wachovia, issued a March 4, 2009 report in which Cox Radio’s valuation range was between $4.00 and $6.00. Price Target Research issued a report on February 22, 2009 in which the Cox Radio price target was $10.

52. Apparently, investors agree with these opinions. In the days following the announcement, Cox Radio’s shares are trading well above CEI’s bid, reaching as high as $4.16 on March 24, 2009—a strong signal that the market values the Company higher than the tender offer of CEI and expects the offer to increase.

The Proposed Transaction Is Unfair and Inadequate

53. The Proposed Transaction comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing. Indeed, on August 1, 2008, Cox Radio consummated the acquisition of six radio stations serving the Athens, Georgia market. The six stations were acquired for approximately $60 million. Although revenues have declined in the majority of the Company’s markets relative to the prior year due to due to weakness in the general economy and the advertising market, Cox Radio is poised to experience significant growth.

54. Cox Radio insiders are well aware of the Company’s intrinsic value and that Cox Radio shares are significantly undervalued. CEI recognized Cox Radio’s solid performance and potential for growth and determined to capitalize on their interests and the recent downturn in the Company’s stock price at the expense of the Company’s public shareholders. CEI is seeking to engage in a transaction that assures their continued ownership of the Company and secures their opportunity to benefit from the Company’s growth, while the Company’s shareholders are cashed out at an inadequate consideration without the benefit of a full and fair sale process.

55. The consideration per share to be paid to Class members pursuant to the Proposed Transaction is unfair and inadequate consideration because: (i) the intrinsic value of the Company’s stock is materially in excess of the $3.80 per share tender offer that CEI has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, financial results and future financial projections; and (ii) the $3.80 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by CEI to cap the market price of the Company and obtain its assets and businesses at the lowest possible price. Indeed, the $3.80 offer price per share for the Company is significantly less than Cox Radio’s recent historical stock price averages, including a 52-week average of $8.73, as well as CEI’s own purchase prices of Cox Radio shares in recent months.

56. The Proposed Transaction is an attempt by CEI to aggrandize itself and capitalize on its controlling interest in Cox Radio at the expense of the Company’s public shareholders. The Proposed Transaction will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting CEI to benefit unfairly from the transaction.

57. Furthermore, because CEI has stated that it will not sell its majority ownership share to any company, and is only interested in acquiring the publicly held shares of Cox Radio not owned by CEI, a potentially higher counter-bid will not materialize since the success of any such bid would require the consent and cooperation of CEI.

58. Given CEI’s stock ownership and control of the Company, it is able to dominate Cox Radio’s Board of Directors. Under the circumstances, none of the directors of Cox Radio can be expected to protect the interests of the Company’s public shareholders in a transaction which benefits CEI at the expense of the shareholders.

59. Simply put, the Proposed Transaction is unfair to Cox Radio shareholders because it places CEI’s interests above those of the Company’s minority shareholders in that CEI is purchasing the Company for the least amount of cash possible, even though Defendants have a fiduciary obligation to act in the best interests of the Company’s public shareholders.

60. By reason of their positions with Cox Radio, the Individual Defendants possess material, non-public information concerning the financial condition and prospects of Cox Radio, especially the true value and expected increased future value of the Company and its assets. This information has not been disclosed to shareholders.

61. By virtue of the foregoing, Defendants have engaged in unfair self-dealing toward Plaintiff and the other members of the Class and have engaged in and substantially assisted and aided each other in breach of their fiduciary duties owed by them to Plaintiff and the Class.

62. The Proposed Transaction is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by Defendants to aggrandize CEI’s financial position and interests and those of the interested directors, at the expense and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of CEI on unfair and inadequate terms, and without full and candid disclosure to Plaintiff and the Class of all material information regarding the Company’s future prospects.

63. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

64. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

65. Unless the Proposed Transaction is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arms-length negotiations on the Proposed Transaction terms, will consummate and close the Proposed Transaction complained of, and will deny Class members their fair proportionate share of Cox Radio’s valuable assets and businesses, all to the irreparable harm of the Class.

66. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the representative of the Class;

B. Declaring that Defendants and each of them have committed or participated in a breach of their fiduciary duties to Plaintiff and the other members of the Class;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

D. To the extent that the Proposed Transaction may be consummated prior to this Court’s entry of a final judgment, rescinding the Proposed Transaction and setting the Proposed Transaction aside or granting rescissory damages;

E. Directing the Individual Defendants to adopt and implement procedures and processes to obtain the highest available price for Cox Radio’s shares that maximizes stockholder value and which is in the best interests of Cox Radio’s shareholders;

F. Directing Defendants to account to Plaintiff and the Class for all damages which they have sustained or will sustain by reason of Defendants’ wrongdoing, including awarding compensatory and/or rescissory damages;

G. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

H. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

I. Granting such other and further relief as this Court may deem to be just and proper.

Dated: March 30, 2009

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ CARMELLA P. KEENER
Carmella P. Keener (Del. Bar No. 2810) 919 N. Market Street, Suite 1401 Citizens Bank Center P.O.Box 1070 Wilmington, DE 19899-1070 (302)656-4433 Attorneys for Plaintiffs

Of Counsel:

SAXENA WHITE P.A.

Maya Saxena

Joseph E. White III

Christopher S. Jones

Lester R. Hooker

2424 North Federal Highway, Suite 257

Boca Raton, FL 33431

Tel. (561) 394-3399

Fax. (561) 394-3382